Exhibit 99.2

Investor Relations Contacts: Roni Gavrielov KM / KCSA Investor Relations +972-3-516-7620 roni@km-ir.co.il	Jeffrey Goldberger/Marybeth Csaby KCSA Strategic Communications 212-896-1249/212-896-1236 jgoldberger@kcsa.com / mcsaby@kcsa.com

SHAMIR OPTICAL INDUSTRY REPORTS
FIRST QUATER 2011 RESULTS

Q1 2011 Revenue up 12.8%

KIBBUTZ SHAMIR, Israel, May 19, 2011 – Shamir Optical Industry Ltd. (Nasdaq: SHMR) ("Shamir"), a leading provider of innovative products and technology to the ophthalmic lens market, today announced unaudited financial results for the first quarter ended March 31, 2011.

For the quarter ended March 31, 2011, revenues increased 12.8% to $45.2 million, compared with revenues of $40.1 million for the same period in 2010. Gross profit for the quarter was $24.4 million, or 54.0% of revenues, compared with gross profit of $21.8 million, or 54.5% of revenues for the same period last year.

For the quarter ended March 31, 2011, operating income was $5.2 million, or 11.4% of revenues, compared with operating income of $5.5 million, or 13.6% of revenues for the same period last year.  The reduction in operating income year-over-year was primarily due to costs associated with the Company’s previously announced transaction with Essilor International and an increase in marketing and selling expenses associated with its expansion efforts in Europe and Israel.

Net income for the quarter was $4.2 million, compared with net income of $3.9 million for the same period in 2010. Net income attributable to Shamir's shareholders was $3.9 million or $0.22 per diluted share, compared with $3.7 million or $0.22 per diluted share for the same period in 2010.

As of March 31, 2011, the Company had cash and cash equivalents, including short-term investments of $32.9  million.

Commenting on the results, Amos Netzer, Chief Executive Officer of Shamir, said, “I am pleased with our results for the first quarter of 2011.  During the quarter, we successfully executed our business plan, with particular strength in Europe, Australia and Mexico.  We also expanded our footprint during the quarter in the Netherlands and Israel via our recently reported acquisitions.”

Shamir / Page 2

Conference Call:

Shamir has scheduled a conference call for 10:00 a.m. ET today to discuss fourth quarter results.  To participate in the call, please dial (888) 562.3356 (U.S. and Canada) or (973) 582.2700 (International).  The conference ID for this event is 67353111.  For those unable to participate there will be a replay available from 1:00 p.m. ET on May 19, 2011 through 11:59 p.m. ET, May 26, 2011.  Please call: (800) 642.1687 (U.S. and Canada) or (706) 645.9291 (International).  The ID code for the replay is 67353111.

The call will be available as a live, listen-only webcast at www.kcsa.com. Please go to the KCSA website at least 15 minutes prior to the scheduled start time to register, download and install any necessary audio software. A 30-day archive of the webcast will be available approximately 2 hours after the conclusion of the live call.

About Shamir

Shamir is a leading provider of innovative products and technology to the spectacle lens market. Utilizing its proprietary technology, the company develops, designs, manufactures, and markets progressive lenses to sell to the ophthalmic market. In addition, Shamir utilizes its technology to provide design services to optical lens manufacturers under service and royalty agreements. Progressive lenses are used to treat presbyopia, a vision condition where the eye loses its ability to focus on close objects. Progressive lenses combine several optical strengths into a single lens to provide a gradual and seamless transition from near to intermediate, to distant vision. Shamir differentiates its products from its competitors' primarily through lens design. Shamir's leading lenses are marketed under a variety of trade names, including Shamir Creation(TM), Shamir Piccolo(TM), Shamir Office(TM), Shamir Autograph(TM), Shamir Attitude(TM) and Shamir Smart(TM). Shamir believes that it has one of the world's preeminent research and development teams for progressive lenses, molds, and complementary technologies and tools. Shamir developed software dedicated to the design of progressive lenses. This software is based on Shamir's proprietary mathematical algorithms that optimize designs of progressive lenses for a variety of activities and environments. Shamir also has created software tools specifically designed for research and development and production requirements, including Eye Point Technology software, which simulates human vision.

Safe Harbor Statement

Statements concerning Shamir's business outlook or future economic performance; product introductions and plans and objectives related thereto; and assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: The conflicts in the region; the effects of competition in our industry, and changes in our relationships with optical laboratories, distributors, research and development partners and other third parties; the effects of the international expansion of our operations and our ability to manage our growth, including our ability to manage potential future acquisitions; the effect of global economic conditions in general and conditions in Shamir's industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on Shamir's and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; interest rate fluctuations; and other factors detailed in Shamir's filings with the Securities and Exchange Commission. Shamir assumes no obligation to update the information in this release.

(Tables to follow)

SHAMIR OPTICAL INDUSTRY LTD.
Consolidated Balance Sheets (US dollars in thousands, except share and per share data)

	As of December 31,	As of March 31,
	2010	2011
	(Unaudited)	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$15,360	$19,835
Short-term investment	12,998	13,061
Trade receivables (1)	34,223	41,517
Other receivables and prepaid expenses	8,190	8,471
Inventory	28,728	29,572
TOTAL CURRENT ASSETS	99,499	112,456

LONG-TERM INVESTMENTS:
Severance pay fund	3,013	3,067
Long-term receivables	604	638
Investments in affiliates	1,245	1,568
TOTAL LONG-TERM INVESTMENTS	4,862	5,273

PROPERTY, PLANT AND EQUIPMENT, NET	37,927	39,768
OTHER ASSETS	6,069	7,040
GOODWILL	13,942	15,383
TOTAL ASSETS	$162,299	$179,920

CURRENT LIABILITIES:
Short-term bank credit and loans	$8,404	$9,239
Current maturities of long-term loans	4,972	6,019
Trade payables	13,133	15,655
Accrued expenses and other liabilities	15,920	17,102
TOTAL CURRENT LIABILITIES	42,429	48,015

LONG-TERM LIABILITIES:
Long-term loans	8,866	13,435
Capital leases	1,237	1,171
Accrued severance pay	3,411	3,531
Other long-term liabilities	353	793
Deferred income taxes	1,875	1,808
TOTAL LONG-TERM LIABILITIES	15,742	20,738

Redeemable non-controlling interests	2,248	2,296
EQUITY:
Share capital
Common shares of NIS 0.01 par value
Authorized: 100,000,000 shares at December 31, 2010 and March 31, 2011; Issued and outstanding: 17,132,267 and 17,189,812 shares at December 31, 2010 and March 31, 2011, respectively	39	39
Additional paid-in capital	73,851	74,498
Accumulated other comprehensive income	(2,056)	37
Retained earnings	26,107	30,048
Total Shamir Optical Industry Ltd. Shareholders' equity	97,941	104,622
Non-controlling interests	3,939	4,249
TOTAL EQUITY	101,880	108,871
TOTAL LIABILITIES AND EQUITY	$162,299	$179,920

(1) Net of allowance for doubtful accounts of $ 3,409 and $ 3,633 as of December 31, 2010 and March 31, 2011, respectively

SHAMIR OPTICAL INDUSTRY LTD.
Consolidated Statements of Income
(US dollars in thousands, except per share data)

	Three Months Ended March 31,
	2010	2011
	(Unaudited)	(Unaudited)
Revenues, net	$40,095	$45,245
Cost of revenues	18,257	20,813
Gross profit	21,838	24,432

Operating Expenses:
Research and development costs	1,089	1,280
Selling and marketing expenses	11,170	12,968
General and administrative expenses	4,114	5,012
Total operating expenses	16,373	19,260
Operating income	5,465	5,172

Financial expenses and other, net	166	93
Income before taxes on income	5,299	5,079
Taxes on income	1,277	826
Income after taxes on income	4,022	4,253

Equity in earnings of affiliates, net	(1)	(2)
Accretion of redeemable non controlling interest	107	66
Net income	$3,916	$4,189

Net income attributable to non-controlling interests	223	248
Net income attributable to Shamir Optical Industry Ltd. Shareholders	$3,693	$3,941

Net earnings per share:
Basic	$0.22	$0.23
Diluted	$0.22	$0.22

Number of shares:
Basic	16,679	17,164
Dilutive	16,767	17,572